Ecopetrol reports senior management changes.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that the Board of Directors, in its meeting held on June 28, 2024 adopted the following decisions:

As part of the implementation of the new organizational structure, approved and reported on June 6, 2024, the following appointments were made:

•	Sandra Lucía Rodríguez, who currently serves as Vice President of Sustainable Territorial Development, will be in charge of the Corporate Vice Presidency of Territorial Transformation and Health Safety and the Environment.
•	Jaime Pineda, who currently serves as Vice President of Procurement and Services, will be in charge of the Vice Presidency of Administration and Services.
•	Germán González, who currently serves as Vice President of Corporate Affairs and Secretary General, will take on the position of Secretary General and will be in charge of the Corporate Directorate of Institutional Relations and Communications.

As a result of the voluntary resignation to the Company by María Catalina Escobar, the current Corporate Vice President of Finance and Sustainable Value in charge, the Board appointed Javier Cárdenas, who currently serves as Control and Reporting Manager, as Vice President in charge.

These assignments will be effective as of July 1, 2024 and until the appointment of permanent positions are made.

Bogota D.C., June 28, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co